August 15, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 3 to Registration Statement on Form F-1 Filed August 4, 2025 File No. 333-287861

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 11, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the Amendment No. 4 to Registration Statement via Edgar (the “Amended F-1 No. 4”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on F-1 filed August 4, 2025

Notes to Consolidated and Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies

Segment Reporting, page F-13

1.	We read your response to prior comment 4 and noted the revisions to your disclosure, and re-issue part of our comment. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses consolidated net income in assessing performance and deciding how to allocate resources.

Response: We respectfully advise the Staff that we have revised pages 65 and F-13 of the Amended F-1 No. 4.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com